Asx Announcement

(ASX: NVX)

NOVONIX Announces Board Leadership Changes

Chattanooga, TN (USA), June 11, 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, is pleased to announce the appointment of Mr. Ronald Edmonds as the new Independent Chair of its Board of Directors, effective July 1, 2025.

Mr. Edmonds joined the NOVONIX Board in October 2022 and is a seasoned finance leader with extensive experience in leadership roles at Dow Chemical. On 1 August 2024, Mr. Edmonds was appointed to the interim role of Executive Officer – Finance, to assist with the transition of the new Chief Financial Officer. This appointment ends on June 30, 2025.

Admiral Robert Natter, the current Chair, will continue as a non-executive director and will assume the role of Deputy Chair. In addition, he will serve as a member of both the Audit and Risk Management Committee and the Nominating and Corporate Governance Committee.

Mr. Tony Bellas, the current Deputy Chair, will continue as a non-executive director, serving as Chair of the Audit & Risk Management Committee, and a member of both the Remuneration Committee and the Nominating and Corporate Governance Committee.

“Our Board’s continuity and deep expertise are strong,” said Mike O’Kronley, CEO of NOVONIX. “We are grateful to Admiral Natter for his continued commitment to NOVONIX and to Tony Bellas for his continuing years of service. We look forward to working closely with Ron Edmonds in his new capacity as Independent Chair of the Board as we continue our work to onshore the graphite supply chain in North America.”

These board leadership changes reflect the Board’s ongoing commitment to thoughtful succession planning and long-term stability. The Company continues to execute on its strategic goals from its headquarters in Chattanooga, Tennessee, and is completing the installation and commissioning of key equipment while qualifying material to meet production for Panasonic Energy and other customers.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

This announcement has been authorised for release by Admiral Robert J Natter, USN Ret., Chair.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include statements we make regarding our work to onshore the graphite supply chain and progress with meeting production and other commitments to our customers.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government financing support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com